Exhibit 7.01

January 14, 2007

Ocwen Financial Corporation
Board of Directors
1661 Worthington Road, Suite 100
West Palm Beach, Florida 33409

Ladies and Gentlemen :

          I am, together with funds managed by Oaktree Capital Management, L.P. and Angelo, Gordon & Co., L.P. (collectively, the “Sponsors”), pleased to propose to acquire by merger, for a purchase price of $7.00 in cash per share, all of the outstanding shares of Common Stock of Ocwen Financial Corporation (the “Company”). Our proposal would provide a substantial premium for all of the Company’s public shareholders.

          I would participate by making a significant investment in the transaction, and I expect that we would provide members of the Company’s senior management team with the opportunity to participate in the transaction as well. I would continue as chairman and CEO following the transaction and would expect that our senior leadership team would continue to lead the Company into the future with me.

          The transaction would be financed through a combination of (1) equity from investment funds managed by the Sponsors, together with equity investments by myself and members of our senior management team and certain other existing shareholders of the Company and (2) approximately $150 million of debt or other financing in order to repurchase certain debt obligations of the Company. In the event such debt or other financing becomes unavailable, the Sponsors are willing to provide additional equity or debt financing for the purpose of repurchasing the outstanding debt obligations of the Company. We expect that the Company will not have more debt, and will more likely have less debt, than it currently has as a result of the transaction.

          We understand that a special committee of independent directors authorized to retain independent financial and legal advisors (the “Special Committee”) will consider our proposal. To facilitate that review, we intend to provide shortly a proposed merger agreement that we would be prepared to enter into. We are prepared to move very quickly to finalize the definitive transaction and related documents. In connection with the execution of a definitive merger agreement, we would expect to provide equity commitment letters for all amounts necessary to effect the transaction.

          Of course, this letter shall not constitute a binding obligation of any of the undersigned or the Company and no obligation to consummate the proposal or transaction described above shall arise unless and until a definitive merger agreement satisfactory to us and recommended by the Special Committee and approved by the Board of Directors is executed and delivered.

          We look forward to discussing our proposal with you further in the near future.

Very truly yours,

/s/ William C. Erbey

William C. Erbey

OCM Principal Opportunities Fund IV, L.P.

By:	OCM Principal Opportunities Fund IV GP, L.P.
Its:	General Partner

By:	OCM Principal Opportunities Fund IV GP Ltd.
Its:	General Partner

By:	Oaktree Capital Management, L.P.
Its:	Director

By:	/s/ B. James Ford

Name:	B. James Ford
Title:	Managing Director

By:	/s/ Skardon Baker

Name:	Skardon Baker
Title:	Managing Director

AG SPECIAL SITUATION CORP.

By:	/s/ David Roberts

Name:	David Roberts
Title:	Vice President

By:	/s/ Daniel Bonoff

Name:	Daniel Bonoff
Title:	Vice President